08028990

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 AND ENDING 12/31/07

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **John James Investments, Ltd.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

8463 Sheridan Drive
(No and Street)

Williamsville	**New York**	**14221**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne Pilichowski **(716) 633-2323**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty, LLP
(Name – *if individual, state last, first, middle name*)

1170 Chili Avenue	**Rochester**	**New York**	**14624**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
FEB 29 2008
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Yvonne Pilichowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John James Investments, Ltd., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public 2-28-08

THOMAS A. SMITH
Notary Public, State of New York
No. 01SM6103945
Qualified in Erie County
Commission Expires Jan. 12, 2012

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statements of Financial Condition.
[x] (c) Statements of Income.
[x] (d) Statements of Cash Flows.
[x] (e) Statements of Changes in Shareholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
[x] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
John James Investments, Ltd.

We have audited the statement of financial condition of John James Investments, Ltd. as of December 31, 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of John James Investments, Ltd. as of December 31, 2006 were audited by other auditors whose report, dated February 28, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the financial position of John James Investments, Ltd. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

February 27, 2008

JOHN JAMES INVESTMENTS, LTD.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Cash	$ 93,139	$ 16,049
Receivable from broker-dealer	14,198	15,018
Commissions receivable	26,595	65,729
Due from shareholder	84,388	90,239
Property and equipment, net	58,559	70,783
Other assets	-	3,836
Total assets	$ 276,879	$ 261,654

LIABILITIES AND SHAREHOLDER'S EQUITY

	2007	2006
Liabilities:		
Accounts and credit cards payable	$ 31,373	$ 17,120
Payroll taxes payable	5,500	6,779
Income taxes payable	6,774	-
Deferred income taxes	14,350	14,288
Total liabilities	57,997	38,187
Shareholder's equity:		
Common stock, no par value; 200 shares authorized, issued and outstanding	2,000	2,000
Additional paid-in capital	38,357	38,357
Retained earnings	178,525	183,110
Total shareholder's equity	218,882	223,467
Total liabilities and shareholder's equity	$ 276,879	$ 261,654

See accompanying notes to financial statements

JOHN JAMES INVESTMENTS, LTD.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenue:		
Commissions	321,754	$ 262,107
Commissions - commodities	18,993	10,725
Other revenue	35,000	-
Interest income	2,256	858
Total revenue	378,003	273,690
Expenses:		
Payroll and payroll taxes	115,461	64,525
Commissions and other compensation	44,154	12,311
Rent	62,994	59,625
Insurance	19,369	23,767
Communications, telephone and data processing	13,052	19,721
Vehicle, travel and entertainment	18,455	16,789
Depreciation	12,224	12,261
Professional fees	31,326	10,474
Office supplies and expense	11,291	12,536
Regulatory fees	8,288	6,078
Utilities	6,238	5,319
Repairs, cleaning and maintenance	6,124	3,425
Advertising and promotion	1,406	1,838
Dues, subscriptions and seminars	370	567
Total expenses	350,752	249,236
Income before provision for income taxes	27,251	24,454
Provision for income taxes	6,836	5,763
Net income	$ 20,415	$ 18,691

See accompanying notes to financial statements

JOHN JAMES INVESTMENTS, LTD.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2006	$ 2,000	$ 38,357	$ 224,519	$ 264,876
Net income for the year ended December 31, 2006	-	-	18,691	18,691
Dividends paid	-	-	(60,100)	(60,100)
Balance, December 31, 2006	2,000	38,357	183,110	223,467
Net income for the year ended December 31, 2007	-	-	20,415	20,415
Dividends paid	-	-	(25,000)	(25,000)
Balance, December 31, 2007	$ 2,000	$ 38,357	$ 178,525	$ 218,882

See accompanying notes to financial statements

JOHN JAMES INVESTMENTS, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 20,415	$ 18,691
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	12,224	12,261
Deferred income taxes	62	5,328
Decrease (increase) in receivable from broker-dealer	820	(2,067)
Decrease (increase) in commissions receivable	39,134	(48,380)
Decrease (increase) in marketable securities	-	20,175
Decrease (increase) in other assets	3,836	(889)
Increase (decrease) in accounts and credit cards payable	14,253	11,288
Increase (decrease) in commissions payable	-	(2,028)
Increase (decrease) in payroll taxes payable	(1,279)	4,263
Increase (decrease) in income taxes payable	6,774	(13,547)
Total adjustments	75,824	(13,596)
Net cash provided by operating activities	96,239	5,095
Cash flows from investing activities:		
Payments from shareholder	5,851	826
Cash flows from financing activities:		
Dividends paid	(25,000)	(60,100)
Net increase (decrease) in cash	77,090	(54,179)
Cash - beginning of year	16,049	70,228
Cash - end of year	$ 93,139	$ 16,049
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 717	$ 413
Cash paid during the year for income taxes	$ -	$ 1,324

See accompanying notes to financial statements

JOHN JAMES INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1. THE COMPANY

John James Investments, Ltd. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an "introducing broker", who does not take possession of customer funds or carry customer accounts, and primarily earns commissions on the buying and selling of various financial instruments and investments. The Company maintains an office in Williamsville, New York and its customers are located primarily in Western New York State.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method - The Company utilizes the accrual method of accounting for financial reporting purposes. For income tax purposes, the Company utilized the cash method of accounting through the year ending December 31, 2006. The Company changed its method of accounting for income tax purposes from the cash method to the accrual method for the year ending December 31, 2007.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables - The receivable from broker-dealer is due from the Company's clearing broker. The commissions receivable are due primarily from various investment companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful life of the assets, which range from five to ten years. When depreciable property is retired or otherwise disposed of, the cost and the related accumulated depreciation are cleared from the respective accounts and any resulting gain or loss is reflected in income.

Income Taxes – The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This statement requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Advertising – Advertising costs are expensed as incurred.

Reclassifications – Certain amounts in the prior year's financial statements were reclassified to conform with the current year presentation. These reclassifications had no effect on the reported financial position or results of operations for the year ended December 31, 2006.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2007	2006
Land	$ 20,000	$ 20,000
Leasehold improvements	69,846	69,846
Office equipment and furniture	104,760	104,760
Vehicles	21,820	21,820
	216,426	216,426
Less: Accumulated depreciation	157,867	145,643
	$ 58,559	$ 70,783

4. NET CAPITAL REQUIREMENTS

The Company is subject to the requirements of Rule 15c3-1, the net capital rule, under the Securities Exchange Act of 1934. On December 31, 2007, the Company had net capital of $74,017 against a net capital requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was .5897 to 1.

5. INCOME TAXES

The provision for income taxes consists of the following components for the years ended December 31, 2007 and 2006:

	2007	2006
Current - Federal	$ 4,608	$ -
Current - State	2,166	435
Deferred	62	5,328
	$ 6,836	$ 5,763

Temporary differences giving rise to the net deferred tax liability at December 31, 2007 consist primarily of the change in the method of accounting for tax purposes from cash to accrual and the excess of depreciation for tax purposes over the amount for financial purposes. Temporary differences giving rise to the net deferred tax liability at December 31, 2006 consist primarily of the use of the cash basis method of accounting for tax purposes, the excess of depreciation for tax purposes over the amount for financial purposes and loss carryforwards. Amounts for deferred tax liabilities and assets at December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax liabilities	$ 14,350	$ 20,361
Deferred tax assets, net of valuation allowance of $-0- in 2006	$ -	$ 6,073

The Company had loss carryforwards at December 31, 2006 that totaled $19,226 for Federal income tax purposes and $18,791 for New York State income tax purposes that were utilized during the year ended December 31, 2007.

6. RELATED PARTY TRANSACTIONS

The Company rents office space on a month-to-month basis from the shareholder under an informal agreement. Rent expense under this agreement amounted to $62,994 and $59,625 for the years ended December 31, 2007 and 2006, respectively.

Amounts due from shareholder are non-interest bearing and have no fixed date of repayment.

7. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and receivables. The Company maintains its cash in bank demand deposit accounts which, at times, may exceed federally insured limits. The Company's receivables are primarily due from the Company's clearing broker and other large investment companies. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash and receivables.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholder
John James Investments, Ltd.

Our report on our audit of the basic financial statements of John James Investments, Ltd. as of December 31, 2007 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salmin, Celona, Wehrle & Flaherty, LLP
Salmin, Celona, Wehrle & Flaherty, LLP

February 27, 2008

JOHN JAMES INVESTMENTS, LTD.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

1.	Total ownership equity from Statement of Financial Condition	$ 218,882
2.	Deduct ownership equity not allowable for Net Capital	-
3.	Total ownership equity qualified for Net Capital	218,882
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	218,882
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	144,581
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or credits	-
8.	Net capital before haircuts on securities positions	74,301
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	284
10.	Net Capital	$ 74,017

Continued on next page

JOHN JAMES INVESTMENTS, LTD.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007
(Continued)

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 2,911
12.	Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 69,017
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 69,652

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition	$ 43,647
17.	Add: a. Drafts for immediate credit	-
	b. Market value of securities borrowed for which no equivalent value is paid or credited	-
	c. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 43,647
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	58.97%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by John James Investments, Ltd. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date, consisted of the following:

Net capital per the Company's FOCUS Report (unaudited)	$ 111,827
Adjustment made to retained earnings which decreased ownership equity	(25,000)
Adjustments made to expense accounts which decreased ownership equity	(12,810)
Net capital per this computation	$ 74,017

JOHN JAMES INVESTMENTS, LTD.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder
John James Investments, Ltd.

In planning and performing our audit of the financial statements of John James Investments, Ltd. (Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those in charge of governance on February 27, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salmin, Celona, Wehrle & Flaherty, LLP
Salmin, Celona, Wehrle & Flaherty, LLP

February 27, 2008

END